

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 9, 2008

<u>By U.S. Mail and facsimile</u>

David C. Cole
President and Chief Executive Officer
c/o Robert I. Webber
Maui Land & Pineapple Company, Inc.
120 Kane Street
Kahului, HI 96732

> **Re:** **Maui Land & Pineapple Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **File No. 333-153203**
> **Filed August 26, 2008**

Dear Mr. Cole:

We have reviewed your amended filing and your response letter dated March 6, 2008, and we have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Description of Private Placement and Material Terms of the Notes, page 4

Total Potential Payments to Selling Stockholders under the Convertible Notes, page 10

1. We note your response to prior comment 3 and reissue the comment in part. Please revise the responsive tabular disclosure to include the payments made to finders or placement agents and any other payments or potential payments. In this regard, we note that you paid the placement agent $1.2 million for its services and that you paid $300,000 in legal and accounting expenses relating to the Financing.

Selling Stockholders, page 14

2. Please provide a written confirmation that none of the identified selling stockholders, except for Interlachen Convertible Investment Limited, is a broker-dealer or is affiliated with a broker-dealer. If any of the entities is a broker-dealer or is affiliated with a broker-dealer, please revise your disclosure to identify such entity as such and state that it is an underwriter. If you believe that the entity should not be identified as an underwriter, please provide us with an analysis supporting your position.

Closing Comments

Please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
Christopher D. Ivey (949) 725-4100